

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________
Commission file number 1-5375

Technitrol, Inc. 401(k) Retirement Savings Plan
(Full title of the Plan and address of the Plan, if different from that of the issuer named below.)

Pulse Electronics Corporation
1210 Northbrook Drive, Suite 470
Trevose, PA 19053
(Name of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)



TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Table of Contents

Note: Schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Compensation Committee of the Board of Directors
Pulse Electronics Corporation Technitrol, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Technitrol, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Philadelphia, PA
June 27, 2011

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Receivables:		
Employer contributions	$ —	—
Employee contributions	—	18,780
Notes receivable from participants	—	252,008
Total receivables	—	270,788
Investments, at fair value:		
Fidelity funds:		
Retirement Money Market Portfolio	—	1,524,465
Freedom 2000 Fund	—	124,211
Freedom 2010 Fund	—	594,622
Freedom 2015 Fund	—	175,907
Freedom 2020 Fund	—	879,490
Freedom 2025 Fund	—	57,149
Freedom 2030 Fund	—	788,978
Freedom 2035 Fund	—	43,506
Freedom 2040 Fund	—	225,234
Freedom 2045 Fund	—	29,599
Freedom 2050 Fund	—	15,616
Freedom Income Fund	—	113,956
Blue Chip Growth Fund	—	1,175,338
Low-Priced Stock Fund	—	1,135,377
Spartan U.S. Equity Index Fund	—	744,957
Large Cap Value Fund	—	760,476
Diversified International Fund	—	822,285
Pulse Electronics Corporation Common Stock	—	469,678
Vanguard Small-Cap Index Fund	—	540,329
Vanguard Total Bond Market	—	534,793
American Funds Fundamental Investors Fund Class R5	—	768,605
Total investments	—	11,524,571
Net assets available for plan benefits	$ —	11,795,359

See accompanying notes to financial statements.

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:		
Contributions:		
Employer	$ 46,861	125,551
Employee	295,196	613,414
Rollover	72,221	—
Interest on notes receivable from participants	5,620	15,401
Interest and dividends	136,596	203,963
Net appreciation in fair market value of investments	1,079,283	2,121,491
Total additions	1,635,777	3,079,820
Deductions from net assets attributed to:		
Benefits paid to participants	3,921,574	1,223,711
Administrative expenses	8,072	11,758
Transfers out	9,501,490	—
Total deductions	13,431,136	1,235,469
Net increase (decrease) in net assets available for plan benefits	(11,795,359)	1,844,351
Net assets available for plan benefits:		
Beginning of year	11,795,359	9,951,008
End of year	$ —	11,795,359

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Technitrol, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of Pulse Electronics Corporation (the Company), except for those employees covered by certain collective bargaining agreements and leased employees. Employees are eligible to participate in the Plan on the first day of the month following their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Plan Merger

Effective December 31, 2010, the Plan was frozen and the assets of the Plan were transferred to the Pulse Engineering, Inc. 401(k) Plan (the Pulse Plan), a defined contribution plan of the Company. The transfer, in the amount of $9,377,897, is reflected in the Transfers out account in the statement of changes in net assets available for plan benefits.

Active participants in the Plan are entitled to receive special transition benefits in the form of additional employer contributions following the transfer to the Pulse Plan. The additional employer contributions to the Pulse Plan are calculated as a percentage of an employee's compensation, ranging from 1% to 6% depending on an employee's age and years of service. The additional contributions are contributed on a quarterly basis for five years or through the calendar quarter prior to any separation of employment from the Company (if earlier) following the transfer.

(c) Contributions

Participants may contribute up to 60 percent (60%) of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan. The IRS imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2010 and 2009, a participant's tax-deferred contribution was limited to $16,500. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 catch up contribution, resulting in a total annual pre-tax contribution of $22,000 for 2010 and 2009. The Company, at its sole discretion, may contribute a matching amount up to 100 percent (100%) of an employee's contribution up to a maximum of 4 percent (4%) of the participant's qualified annual wages. The participants must direct how their contributions are to be invested.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record

(Continued)

keeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. At December 31, 2010 and 2009, there were no participant accounts for which participants have been terminated but have not received their requested payout.

(e) ***Vesting***

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company matching contributions made to the Plan are immediately fully vested.

(f) ***Participant Notes Receivable***

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have only one loan outstanding at a time. Participant notes receivable are valued at amortized cost, which approximates fair value.

(g) ***Distributions Due to Death***

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married, the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a nonspouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

(h) ***Distributions Due to Disability***

If disabled, participants are eligible to receive the full amount of their account balance, only if they are employed by the Company on the date they become disabled. Participants are considered eligible for distributions should they meet all requirements under the Federal Social Security Act.

(i) ***Distributions Due to Retirement***

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must begin to receive a minimum required distribution no later than April 1 following the year in which they attain age 70 ½, even if the participant is still working.

(j) ***Distributions Due to Termination***

Upon termination of service for any reason other than retirement, disability, or death, participants will receive a lump sum distribution of their vested account balance. Should a participant's account balance exceed $1,000, the participant may elect a lump sum distribution, rollover the balance to another qualified plan or Individual Retirement Account, or have the account balance remain in the Plan, or a combination of these choices.

(k) Plan Administration

Separated employees pay an annual record keeping fee if they choose to maintain their account with the Plan. All other administrative costs of the Plan are paid by the Company.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Investment Valuation

The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year-end. The Plan uses NAV as a practical expedient for fair value. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.

(e) Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements* (Topic 820). This standard requires additional disclosure about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosure about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. As this newly issued accounting standard only requires enhanced disclosure, the adoption of this standard did not have a material effect on the Plan's financial position or changes in net assets available for Plan benefits. In addition, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than as one net amount.

In September 2010, the FASB issued ASU No. 2010-25, *Plan Accounting – Defined Contribution Pension Plans* (ASU 962), relating to reporting loans to participants by defined contribution pension plans. This standard requires that participant loans be classified as notes receivables from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest. This standard must be applied retrospectively to all prior periods presented and was effective for fiscal years ending after December 15, 2010. The adoption of this standard did not have a material effect on the Plan's financial position or changes in net assets available for plan benefits.

(3) Investments

In accordance with FASB Accounting Standards Codification (ASC) 820, financial assets and liabilities measured at fair value on a recurring basis have been categorized into a three-level fair value hierarchy based on inputs used for valuation, which are categorized as follows:

Level 1 – Financial assets and liabilities whose values are based on quoted prices for identical assets or liabilities in an active public market.

Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets that are not active or a valuation using model inputs that are observable for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions and judgments when pricing the asset or liability.

As of December 31, 2010, the Plan investments balance is $0. Refer to discussion of the Plan merger in note 1.

(Continued)

The following table presents the fair value hierarchy for those financial assets measured at fair value on a recurring basis as of December 31, 2009:

	Quoted prices in active identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Foreign large blend funds	$ 822,285	—	—
Intermediate term bond funds	534,793	—	—
Large blend funds	1,513,562	—	—
Large growth funds	1,175,338	—	—
Large value funds	760,476	—	—
Mid-cap blend funds	1,135,377	—	—
Money market funds	1,524,465	—	—
Retirement income funds	113,956	—	—
Small blend funds	540,329	—	—
Target date funds	2,934,312	—	—
Total mutual funds	11,054,893	—	—
Pulse Electronics Corporation common stock	469,678	—	—
	$ 11,524,571	—	—

At December 31, 2009, the following investments comprised 5% or more of the Plan's net assets available for plan benefits:

	2009
Fidelity Retirement Money Market Portfolio	1,524,465
Fidelity Freedom 2010 Fund	594,622
Fidelity Freedom 2020 Fund	879,490
Fidelity Freedom 2030 Fund	788,978
Fidelity Blue Chip Growth Fund	1,175,338
Fidelity Diversified International Fund	822,285
Fidelity Low-Priced Stock Fund	1,135,377
Fidelity Spartan U. S. Equity Index Fund	744,957
Fidelity Large Cap Value Fund	760,476
American Funds Fundamental Investors Fund Class R5	768,605

(Continued)

During 2010 and 2009, the Plan's investments appreciated by $1,079,283 and $2,121,491, respectively, as follows:

		2010	2009
Mutual funds	$	985,165	2,027,961
Pulse electronics corporation common stock		94,118	93,530
	$	1,079,283	2,121,491

The fair value of Pulse Electronics Corporation Common Stock in the Plan at December 31, 2010 and 2009 was $0 and $469,678, respectively, representing 0 shares at December 31, 2010 and 107,066 shares at December 31, 2009.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in the Company's common stock which also qualifies as a party-in-interest transaction. Participants may not invest more than 15% of a current contribution in Pulse Electronics Corporation Common Stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6) Tax Status

The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(Continued)

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

(8) Differences between Financial Statements and Form 5500

At December 31, 2010, the net assets available for plan benefits is $0 per IRS Form 5500 and per the financial statements. The following reconciles the IRS Form 5500 to the financial statements at December 31, 2010 for contributions:

Contributions per IRS Form 5500	$	433,058
Change in total contribution receivable		(18,780)
Total contributions per financial statements	$	414,278

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Technitrol, Inc. 401(k) Retirement Savings Plan
(Name of Plan)



Date: June 24, 2011

Drew A. Moyer
Senior Vice President and Chief Financial Officer
Pulse Electronics Corporation

EXHIBIT INDEX

DOCUMENT

23. Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the Board of Directors of Pulse Electronics Corporation
Technitrol, Inc. 401(k) Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 33-35334) on Form S-8 of Pulse Electronics Corporation of our report dated June 27, 2011 with respect to the statements of net assets available for plan benefits of the Technitrol, Inc. 401(k) Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2010 annual report on Form 11-K of the Technitrol, Inc. 401(k) Retirement Savings Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 27, 2011